Exhibit 99.3

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017
DATED MAY 11, 2017

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	9
Summary of Quarterly Results	10
Liquidity	10
Capital Resources	12
Off-Balance Sheet Arrangements	12
Transactions with Related Parties	12
Risk Factors	13
Accounting Standards and Pronouncements	13
Financial Instruments	13
Capital Structure	13
Controls and Procedures	13
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Forward-Looking Statements

Statements contained or incorporated by reference in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2017, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 11, 2017 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2017 and 2016. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 and 2016 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

1 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2017 (“Q1-2017”) compared to the three months ended March 31, 2016 (“Q1-2016”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on average silver, zinc, lead and copper spot metal prices during each respective period, except as otherwise noted.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project (“San Rafael”), and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of over 21,000 hectares (“ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine has been put on care and maintenance pending an improvement in the silver price. The Company is currently exploring high-grade areas of the Caladay development project.

2 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing San Rafael. Exploration will continue on prospective targets with an emphasis on the Cosalá District, the San Felipe Project, and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE MKT trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q1-2017 Highlights

•
Production of 1.1 million consolidated silver equivalent ounces and 0.5 million silver ounces at cost of sales of $9.91/oz. equivalent silver, by-product cash cost of $10.49/oz. silver, and all-in sustaining cost of $14.27/oz. silver.

•	Revenue of $15.2 million and a net loss of $0.2 million during the quarter.
•	Substantial increase of cash flow generated from operating activities before non-cash working capital items of $3.1 million.
•	San Rafael remains on budget and on time for start of production by end of Q3-2017.
•	Closed a $15 million low-interest concentrate pre-payment facility with a subsidiary of Glencore PLC to fund a portion of the San Rafael’s development costs.
•	Repaid outstanding debt of $8 million to the Company’s previous lenders.
•	Purchased an option on the San Felipe property in Sonora, Mexico for payments totalling $7 million (plus VAT).
•	Completed the Company’s listing on the NYSE MKT increasing the Company’s share liquidity and future access to capital.

Consolidated Operations

The first quarter of 2017 was a good start for the precious metals industry in general as the silver industry sustained its recovery from multi-year lows in precious and base metal prices that started in the previous year. Year-over-year, the spot silver price recovered from a low of $13.58 per ounce in January 2016 to a high of $18.34 per ounce in February 2017, a 35% increase, before decreasing to $18.06 per ounce by the end of Q1-2017. Additionally, the market prices for the Company’s lead and zinc by-product metals significantly increased from considerable lows during first quarter of 2016. The zinc price rose to a high of $1.35 per pound during the first quarter of 2017 after starting fiscal 2016 at $0.73 per pound while the lead price increased to a high of $1.11 per pound during the first quarter of 2017 after starting fiscal 2016 at $0.82 per pound. As a result of strong operational performance and the metal price increases boosting margins, the Company’s liquidity position improved substantially, increasing cash generated from operations and reducing its net loss.

During Q1-2017, the Company produced 1.1 million consolidated silver equivalent ounces and 0.5 million silver ounces compared to production of 1.3 million consolidated silver equivalent ounces and 0.7 million silver ounces during Q1-2017, a 13% and 22% decrease, respectively. Cost of sales were $9.91/oz. equivalent silver, by-product cash cost were $10.49/oz. silver, and all-in sustaining cost were $14.27/oz. silver, representing year-over-year increases of 4%, 7%, and 19%, respectively. Consolidated production was negatively impacted by the expected lower grades and mill repairs at the Galena Complex during the quarter, offset by the greater than expected output from the Nuestra Señora mine at the Cosalá Operations as it continues to outperform expectations ahead of the scheduled mine closure in Q2-2017.

3 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

The Company previously planned to operate its Nuestra Señora mine through the end of Q1-2017, then transition to the El Cajón mine through to the commencement of production from San Rafael. During Q1-2017, the Nuestra Señora mine exceeded expectations benefiting from its mix of precious and base metals, and higher by-product prices relative to last year, significantly reducing cash costs. Further material has been identified in the mine to extend its life into June 2017 after which plant feed is expected to transition to El Cajón ore. This extension of life should result in better than expected costs and cash flow in the second quarter.

El Cajón development was completed at the end of the first quarter including blasting of the slot raise to allow long-hole production to begin. Processing of development ore provided approximately 30,000 tonnes of mill feed during the quarter. Management will be monitoring ore requirements closely leading up to the anticipated commencement of San Rafael production and efforts will be made to maximize cash flow and minimize residual ore stockpiles following the transition.

Production at the Company’s Galena Complex was negatively impacted by expected lower silver and lead grades in the first quarter and an earlier than expected mill liner replacement. The associated impact to the mine’s backfill cycle as a secondary result of this replacement also affected production. At the end of December 2016, the Company observed that the mill liner at the Galena Mill would require replacement prior to the scheduled timing in late January 2017. Local management implemented temporary measures until the liners were replaced though the measures resulted in reduced capacity in January and early February. Backfill to the underground operations was reduced in both January and February as a result of the reduced mill capacity impacting production during the quarter. The liner replacement was completed in early February however stope cycles as a result of backfill shortages continued through mid-February affecting operational capacity in the higher grade, mechanized stopes deeper in the mine. In March 2017, the Company saw a return to the expected milling capacity. This situation is not expected to impact the results for the remainder of the year.

Construction at San Rafael continues to progress towards the start of production by the end of Q3-2017. San Rafael is a fully-permitted, brownfield development that will utilize certain existing infrastructure at the Cosalá Operations. As previously announced, San Rafael is expected to deliver average annual production of 1.0 million ounces of silver, 50 million pounds of zinc, and 20 million pounds of lead over a six-year initial mine life at negative all-in sustaining costs based on current reserves and metal prices. San Rafael is estimated to have a pre-tax IRR of +100% and generate free cash flow of approximately $30 million annually at recent spot prices (based on the Pre-feasibility Study adjusted for $17.50 per ounce silver, $1.25 per pound zinc, $1.00 per pound lead, and 19.5:1 for MXP:USD exchange rate).

In mid/late February, ramp development at San Rafael encountered an area of poor ground conditions associated with several faults and karst zones. As a result, development slowed significantly as local management assessed several options for progressing through these areas. A geotechnical consultant was engaged to identify different ground support methods to address the situation. In March 2017, the Company implemented the recommended ground support and continued to advance slowly through the affected area. Conditions remained challenging and the ramp development was amended to ensure timely ore production given the short distance involved. The amendment allows for two development areas in the Main Zone and provides for greater future operational flexibility. The amended route has advanced at expected rates since its commencement on May 1st. The cost associated with this addition to the project scope can be absorbed within the existing budget.  Mill upgrades are approximately 66% complete with work expected to conclude by mid-July. The Company expects to deliver production from San Rafael on budget by the end of Q3-2017.

An exploration budget of $2 million has been approved for the Cosalá Operations.  Work will focus on upgrading and extending existing resources in the San Rafael/El Cajón corridor with an emphasis on testing the southeast extension of San Rafael's Zone 120 and drilling the Los Manueles silver-zinc-lead target west of the San Rafael Main Zone. This drilling is the first exploration drilling at the Cosalá Operations in over four years. The Company expects to update the market on its drilling results at both Cosalá and Galena Complex before the end of the second quarter.

4 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

The Company will update the Cosalá and Galena resource and reserve estimates later in the year with an effective date of June 30, 2017 to better support its annual budgeting and life-of-mine planning.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation was completed solely to meet the NYSE MKT listing requirement. The listing was successfully completed in January 2017.

Consolidated Results

Q1-2017 Q1-2016 Revenues ($ M) $ 15.2 $ 14.9 Silver Produced (oz) 523,747 672,074 Zinc Produced (lbs) 2,389,133 3,552,522 Lead Produced (lbs) 6,160,732 7,121,573 Copper Produced (lbs) 308,100 245,808 Total Silver Equivalent Produced (oz)1 1,107,460 1,269,120 Cost of Sales/Ag Eq Oz Produced ($/oz)3 $9.91 $9.53 Cash Cost/Ag Oz Produced ($/oz)2,3 $10.49 $9.82 All-In Sustaining Cost/Ag Oz Produced ($/oz)2,3 $14.27 $12.02 Net Income (Loss) ($ M) $ (0.2) $ (1.7) Comprehensive Income (Loss) ($ M) $ (0.5) $ (2.0)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper spot prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 62,714 silver ounces and 89,042 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

During Q1-2017, the Company produced 1,107,460 silver equivalent ounces, including 523,747 ounces of silver, at cost of sales of $9.91/oz. equivalent silver, by-product cash cost of $10.49/oz. silver, and all-in sustaining cost of $14.27/oz. silver. These results compare to 1,269,120 silver equivalent ounces, including 672,074 ounces of silver, at cost of sales of $9.53/oz. equivalent silver, by-product cash cost of $9.82/oz. silver, and all-in sustaining cost of $12.02/oz. silver during Q1-2016, a 13% and 22% decrease in production of silver equivalent ounces and production of silver ounces, respectively, and a 4%, 7%, and 19% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Despite lower production, revenues increased by $0.3 million from $14.9 million for the three months ended March 31, 2016 to $15.2 million for the three months ended March 31, 2017, and the net loss improved to $0.2 million compared to $1.7 million during the same period, a $1.5 million improvement. Increase in revenues during the period is primarily due to the increase in realized prices during the period at both the operations. Improvement in net loss was attributable to higher net revenue on concentrate sales, lower cost of sales, and lower care, maintenance and restructuring costs, partially offset by higher corporate general and administrative expenses related to share-based compensation and the NYSE MKT listing. The Company also generated cash from operating activities before non-cash working capital items of $3.1 million in the first quarter of 2017 compared to $0.9 million in the first quarter of 2016. These variances are further discussed in the following sections.

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full in late March 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at the prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

5 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

On February 10, 2017, the Company made a principal repayment in full of $1.6 million towards its outstanding debt facility from February 2016 at maturity. On March 30, 2017, the Company made an early principal repayment in full of $5.6 million towards its outstanding debt facility from August 2013 due December 2017. Total repayments during the first quarter were approximately $8.0 million.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild was paid with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017. Upon completion of the final payment option, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development project in a safe and mining-friendly jurisdiction free of any underlying net smelter return royalties.

6 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Cosalá Operations

During the first quarter of 2017, activities began to slow at the Nuestra Señora mine as preparations were made to transition to other ore sources. Dewatering and stope development of El Cajón were completed with pre-production from El Cajón supplementing the Nuestra Señora feed during the quarter.

Q1-2017 Q1-2016 Tonnes Milled 128,577 131,063 Silver Grade (g/t) 70 88 Zinc Grade (%) 1.36 1.55 Lead Grade (%) 0.65 0.70 Copper Grade (%) 0.17 0.18 Silver Recovery (%) 86.2 83.3 Zinc Recovery (%) 81.7  9.3 Lead Recovery (%) 80.6 74.2 Copper Recovery (%) 65.2 46.5 Silver Produced (oz) 250,296 307,580 Zinc Produced (lbs) 2,389,133 3,552,522 Lead Produced (lbs) 1,124,464 1,510,053 Copper Produced (lbs) 308,100 245,808 Total Silver Equivalent Produced (oz) 536,838 605,774 Silver Sold (oz) 254,155 305,298 Zinc Sold (lbs) 2,500,550 3,683,054 Lead Sold (lbs) 1,187,405 1,574,712 Copper Sold (lbs) 295,336 37,808 Realized Silver Price ($/oz) $17.76 $14.94 Realized Zinc Price ($/lb) $1.27 $0.79 Realized Lead Price ($/lb) $1.04 $0.78 Realized Copper Price ($/lb) $2.66 $2.14 Cost of Sales/Ag Eq Oz Produced ($/oz)2 $7.17 8.19 Cash Cost/Ag Oz Produced ($/oz)1,2 $2.61 $7.12 All-In Sustaining Cost/Ag Oz Produced ($/oz)1,2 $3.21 $8.59

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[2]
Calculation excludes pre-production of 62,714 silver ounces and 89,042 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

The Cosalá Operations processed 128,577 tonnes of ore at an average grade of 70 g/t of silver to produce 250,296 ounces of silver at cost of sales of $7.17/oz. equivalent silver, by-product cash cost of $2.61/oz. silver, and all-in sustaining cost of $3.21/oz. silver during Q1-2017. These results compare to 131,063 tonnes of ore at an average grade of 88 g/t of silver to produce 307,580 ounces of silver at cost of sales of $8.19/oz. equivalent silver, by-product cash cost of $7.12/oz. silver, and all-in sustaining cost of $8.59/oz. silver during Q1-2016, a 2%, 19%, 12%, 63%, and 63% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 86.2% in Q1-2017 (Q1-2016 – 83.3%).

By-product cash cost per silver ounce were lower in Q1-2017 compared to Q1-2016, primarily due to higher by-product credits from increase in realized prices as well as continuing its cost containment efforts at Cosalá resulting in lower direct labour, material and indirect expenses, implemented in response to the previously unfavourable economic condition of the precious metal industry. The all-in sustaining cost of $3.21/oz. silver for Q1-2017 was lower than the all-in sustaining cost of $8.59/oz. silver for Q1-2016 due to less capital spending at the Nuestra Señora mine as preparations were made to transition to other ore sources.

7 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Realized silver price of $17.76/oz. for Q1-2017 (Q1-2016 – $14.94/oz.) is comparable to the average London silver spot price of $17.42/oz. for Q1-2017 (Q1-2016 – $14.83/oz.). The realized silver price increased by 19% from Q1-2016 to Q1-2017 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

Q1-2017 Q1-2016 Tonnes Milled 38,916 44,045 Silver Grade (g/t) 230 276 Lead Grade (%) 6.42 6.47 Silver Recovery (%) 94.9 93.4 Lead Recovery (%) 91.4 89.3 Silver Produced (oz) 273,451 364,494 Lead Produced (lbs) 5,036,268 5,611,520 Total Silver Equivalent Produced (oz) 570,622 663,346 Silver Sold (oz) 274,672 365,955 Lead Sold (lbs) 4,931,802 5,631,565 Realized Silver Price ($/oz) $17.50 $15.04 Realized Lead Price ($/lb) $1.04 $0.79 Cost of Sales/Ag Eq Oz Produced ($/oz) $12.05 $10.75 Cash Cost/Ag Oz Produced ($/oz)1 $15.89 $12.10 All-In Sustaining Cost/Ag Oz Produced ($/oz)1 $21.86 $14.92

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 38,916 tonnes of ore at an average grade of 230 g/t of silver to produce 273,451 ounces of silver at cost of sales of $12.05/oz. equivalent silver, by-product cash cost of $15.89/oz. silver, and all-in sustaining cost of $21.86oz. silver during Q1-2017, compared to 44,045 tonnes of ore at an average grade of 276 g/t of silver to produce 364,494 ounces of silver at cost of sales of $10.75/oz. equivalent silver, by-product cash cost of $12.10/oz. silver, and all-in sustaining cost of $14.92/oz. silver during Q1-2016, a 12% and 25% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 12%, 31%, and 47% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. No ore tonnage was processed through the Coeur mill during Q1-2017 (Q1-2016 – 10%).

The cost of sales of $12.05/oz. equivalent silver for Q1-2017 was higher than the cost of sales of $10.75/oz. equivalent silver for Q1-2016. The by-product cash cost of $15.89/oz. silver for Q1-2017 was higher than the by-product cash cost of $12.10/oz. silver for Q1-2016, and all-in sustaining cost of $21.86/oz. silver for Q1-2017 was higher than all-in sustaining cost of $14.92/oz. silver for Q1-2016. Maintenance and improvements to the mill and shafts occurred in Q1-2017 with repairs to mill liners and ore bins which affected production and costs for the period. Production and cost performance are expected to be caught up over the remainder of 2017.

Realized silver price of $17.50/oz. for Q1-2017 (Q1-2016 – $15.04/oz.) is comparable to the average London silver spot price of $17.42/oz. for Q1-2017 (Q1-2016 – $14.83/oz.). The realized silver price increased by 16% from Q1-2016 to Q1-2017 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

8 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Guidance

The Company’s guidance for 2017 remains unchanged at production of 2.0 – 2.5 million silver ounces or 5.5 – 6.0 million silver equivalent ounces at cost of sales of $8.00 – $10.00 per ounce equivalent silver, cash costs of $4.00 – $5.00 per ounce silver and all-in sustaining costs of $9.00 – $10.00 per ounce silver.

The Nuestra Señora and El Cajón mines are expected to operate up to the end of third quarter of 2017. San Rafael is expected to begin commissioning operations during third quarter of 2017. The Galena Mill was down for repairs to mill liners and ore bins in Q1-2017, though production levels for the remainder of the year at the Galena Complex are expected to be similar to 2016. As a result, the first half of 2017 is expected to have results similar to those experienced in 2016. The Company expects this period will be followed by a gradual reduction in cash costs and all-in sustaining costs with San Rafael in commercial production by the end of the third quarter, with significantly lower cash costs and all-in sustaining costs in the fourth quarter.

Results of Operations

Analysis of the three months ended March 31, 2017 vs. the three months ended March 31, 2016

The Company recorded a net loss of $0.2 million for the three months ended March 31, 2017 compared to net loss of $1.7 million for the three months ended March 31, 2016. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales ($0.3 million), lower cost of sales ($2.0 million), and lower care, maintenance and restructuring costs ($0.3 million), partially offset by higher corporate general and administrative expenses ($1.0 million), each of which are described in more detail below.

Revenues increased by $0.3 million from $14.9 million for the three months ended March 31, 2016 to $15.2 million for the three months ended March 31, 2017. The increase during the period is primarily due to $0.2 million in increased revenues generated at the Cosalá Operations related to increase in realized prices during the period, plus $0.1 million in increased revenues generated at the Galena Complex from increase in realized prices during the period.

Cost of Sales decreased by $2.0 million from $12.1 million for the three months ended March 31, 2016 to $10.1 million for the three months ended March 31, 2017. The decrease is primarily due to a $1.7 million decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions previously implemented as well as lower sales of concentrate during the period due to lower production levels, plus a $0.3 million decrease in cost of sales from the Galena Complex for similar reasons.

Care, maintenance and restructuring costs decreased by $0.3 million from $0.6 million for the three months ended March 31, 2016 to $0.3 million for the three months ended March 31, 2017. The decrease is primarily due to higher corporate and mine restructuring costs incurred during Q1-2016.

Corporate general and administrative expenses increased by $1.0 million from $1.2 million for the three months ended March 31, 2016 to $2.2 million for the three months ended March 31, 2017. The increase is primarily due to a $0.4 million increase in share-based compensation from issuance of stock options during the period plus increases in insurance, professional fees and listing costs in relation to trading on the NYSE MKT during the period.

9 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2017.

Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 2017 2016 2016 2016 2016 2015 2015 2015 Revenues ($ M) $ 1 5.2 $ 14.4 $ 16.8 $ 12.8 $ 14.9 $ 11.5 $ 12.8 $ 15.3 Net Income (Loss) ($ M) (0.2) (2.4) 1.0 (2.1) (1.7) (7.2) (4.8) (1.5) Comprehensive Income (Loss) ($ M) (0.5) (1.0) 0.8 (2.5) (2.0) (11.5) (4.5) (1.6) Silver Produced (oz) 523,747 564,475 596,855 556,404 672,074 599,677 682,715 661,393 Zinc Produced (lbs) 2,389,133 2,671,391 2,183,814 2,081,046 3,552,522 3,075,468 2,626,541 2,692,214 Lead Produced (lbs) 6,160,732 7,277,346 7,991,507 6,677,247 7,121,573 7,067,802 6,572,325 4,618,754 Copper Produced (lbs) 308,100 260,018 326,639 225,785 245,808 321,616 546,666 541,691 Cost of Sales/Ag Eq Oz Produced ($/oz) $9.91 $10.02 $10.40 $10.73 $9.53 $11.49 $10.86 $10.79 Cash Cost/Ag Oz Produced ($/oz)1 $10.49 $8.91 $10.00 $11.33 $9.80 $14.38 $12.01 $12.35 All-In Sustaining Cost/Ag Oz Produced ($/oz)1 $14.27 $11.57 $12.86 $14.57 $12.00 $18.45 $16.47 $16.70 Current Assets (qtr. end) ($ M) $ 3 6.0 $ 3 6.6 $ 41.1 $ 38.9 $ 17.9 $ 15.8 $ 19.3 $ 23.5 Current Liabilities (qtr. end) ($ M) 1 1.1 16.5 13.1 20.8 12.5 10.3 8 .3 8.2 Working Capital (qtr. end) ($ M) 2 4.9 20.1 28.0 18.1 5 .4 5.5 11.0 15.3 Total Assets (qtr. end) ($ M) $ 1 27.1 $ 117.3 $ 120.4 $ 119.3 $ 9 8.3 $ 96.9 $ 102.0 $ 105.6 Total Liabilities (qtr. end) ($ M) 3 9.1 30.1 32.4 41.4 33.6 32.0 25.8 26.4 Total Equity (qtr. end) ($ M) 8 8.0 87.2 88.0 77.9 64.7 64.9 76.2 79.2

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

As of March 31, 2017, the Company’s cash totalled $17.6 million, compared to $24.1 million at December 31, 2016. Working capital increased to $24.9 million at March 31, 2017 from $20.1 million at December 31, 2016, an increase of $4.8 million. Current liabilities as at March 31, 2017 were $11.1 million which is $5.4 million lower than at December 31, 2016 mainly due to early principal repayments of current debt facilities.

10 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

The change in cash since December 31, 2016 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2016 $ 2 4.1 Cash generated from operations 3.1 Purchase of San Felipe property option (7.1) Development costs on San Rafael (2.6) Development costs on El Cajón (0.3) Other property, plant and equipment spending (2.4) Financing from pre-payment facility 15.0 Repayments to credit facilities (8.0) Proceeds from exercise of options and warrants 0.6 Increase in trade and other receivables (3.4) Increase in inventories (1.4) Increase in prepaid expenses (1.2) Increase in trade and other payables 1.2 Closing cash balance as at March 31, 2017 $ 1 7.6

As previously discussed, the Company’s cash balance decreased from $24.1 million to $17.6 million due to several factors which have been previously highlighted in this MD&A, as follows: the repayment of the previous credit facilities existing at December 31, 2016, the closing the $15 million pre-payment facility with Glencore, the acquisition of the San Felipe option from Santacruz, and the development costs of the El Cajon and San Rafael projects at the Cosalá Operations.

In addition, the Company’s accounts receivable balance increased by approximately $3.4 million during the quarter due to the changes to the payment terms to the Company’s offtake agreement at the Cosalá Operations. The Company’s previous contracted metals trader in 2016 advanced payments on received shipments semi-monthly with advances prior to month end when requested, whereas the metals trader in 2017 is contracted to pay monthly on the 15th of the month following delivery. The result of this change in counterparty was the primary reason the tonnage of concentrate in accounts receivable increased by over 80% compared to the year-end balance. The Company expects the accounts receivable balance to fluctuate throughout the year depending on the ore source at Cosalá Operations until 2018.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2017 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

11 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2016). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.8 million per year for each of the next 5 years, with approximately $0.4 million to spend for the remainder of 2017 (as of May 11, 2017).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $12.4 million during the three months ended March 31, 2017 and $1.0 million for the same period of 2016, of which $4.8 million was spent towards drilling and underground development costs while $7.6 million was spent on purchase of property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

The following table sets out the Company’s contractual obligations as of March 31, 2017:

Less than Over 5 Total 1 year 2-3 years 4-5 years years Trade and other payables $ 1 0,105 $ 10,105 $ - $ - $ - Credit facilities 1 5,000 1 ,000 9,875 4,125 - Interest on credit facilities 2 ,146 8 92 1,151 1 03 - Leases 1 ,688 3 53 595 509 231 Other long-term liabilities 9 28 - 103 – 825 Total $ 2 9,867 $ 12,350 $ 11,724 $ 4 ,737 $ 1,056

1 - All leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2017.

12 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2017 and its MD&A for the year ended December 31, 2016. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first three months of 2017 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017.

Financial Instruments

At December 31, 2016, the Company had settled all outstanding foreign exchange derivatives previously put in place in fiscal 2014, resulting in a net realized loss of $0.1 million in fiscal 2015 on these contracts.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at March 31, 2017, there were 39,768,778 common shares issued and outstanding.

As at May 11, 2017, there were 39,818,778 common shares of the Company issued and outstanding and 2,487,075 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,804,175.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2017, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended March 31, 2017 the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

13 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

Reconciliation of Consolidated Cash Cost per Ounce Q1-2017 Q1-2016 Cost of sales ('000) $ 1 0,088 $ 12,094 Less non-cash costs ('000)1 1,111 (652) Direct mining costs ('000) $ 1 1,199 $ 11,442 Smelting, refining and royalty expenses ('000) 2,494 3,583 Less by-product credits ('000) (8,858) (8,424) Total cash costs ('000) $ 4,835 $ 6,601 Divided by silver produced (oz)2 4 61,033 672,074 Silver cash costs ($/oz) $ 10.49 $ 9.82

Reconciliation of Cosalá Operations Cash Cost per Ounce Q1-2017 Q1-2016 Cost of sales ('000) $ 3,212 $ 4,964 Less non-cash costs ('000)1 632 (654) Direct mining costs ('000) $ 3,844 $ 4,310 Smelting, refining and royalty expenses ('000) 627 1,814 Less by-product credits ('000) (3,981) (3,933) Total cash costs ('000) $ 490 $ 2,191 Divided by silver produced (oz)2 1 87,582 307,580 Silver cash costs ($/oz) $ 2.61 $ 7.12
[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 62,714 silver ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

14 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Reconciliation of Galena Complex Cash Cost per Ounce Q1-2017 Q1-2016 Cost of sales ('000) $ 6,876 $ 7,130 Less non-cash costs ('000)1 479 2 Direct mining costs ('000) $ 7,355 $ 7,132 Smelting, refining and royalty expenses ('000) 1,867 1,769 Less by-product credits ('000) (4,877) (4,491) Total cash costs ('000) $ 4,345 $ 4,410 Divided by silver produced (oz) 2 73,451 364,494 Silver cash costs ($/oz) $ 15.89 $ 12.10

Reconciliation of Consolidated All-In Sustaining Cost per Ounce Q1-2017 Q1-2016 Total cash costs ('000) $ 4,835 $ 6,601 Capital expenditures ('000) 1,612 1,105 Exploration costs ('000) 132 374 Total all-in sustaining costs ('000) $ 6,579 $ 8,080 Divided by silver produced (oz)2 4 61,033 672,074 Silver all-in sustaining costs ($/oz) $ 14.27 $ 12.02

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce Q1-2017 Q1-2016 Total cash costs ('000) $ 490 $ 2,191 Capital expenditures ('000) 44 195 Exploration costs ('000) 68 257 Total all-in sustaining costs ('000) $ 602 $ 2,643 Divided by silver produced (oz)2 1 87,582 307,580 Silver all-in sustaining costs ($/oz) $ 3.21 $ 8.59

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 62,714 silver ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

15 | Page

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2017

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce Q1-2017 Q1-2016 Total cash costs ('000) $ 4,345 $ 4,410 Capital expenditures ('000) 1,568 910 Exploration costs ('000) 64 117 Total all-in sustaining costs ('000) $ 5,977 $ 5,437 Divided by silver produced (oz) 2 73,451 364,494 Silver all-in sustaining costs ($/oz) $ 21.86 $ 14.92

16 | Page